EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 pertaining to the 1996 Long-Term Incentive Plan, the 1999 Long-Term Incentive Plan, the 1999 Equity Incentive Plan, the 1999 Employee Stock Purchase Plan and Form S-3 (No. 333-118241) of Charlotte Russe Holding, Inc., and the related Prospectus of our reports dated December 5, 2006, with respect to the consolidated financial statements and schedule of Charlotte Russe Holding, Inc., Charlotte Russe Holding, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Charlotte Russe Holding, Inc., included in the Annual Report (Form 10-K) for the year ended September 30, 2006.

/s/ ERNST & YOUNG LLP

San Diego, California

December 12, 2006